SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MILLENNIUM PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

MAHOGANY ACQUISITION CORP.
a wholly-owned subsidiary of

TAKEDA AMERICA HOLDINGS, INC.
a wholly-owned subsidiary of

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

599902103
(CUSIP Number of Class of Securities)

Iwaaki Taniguchi
President
Takeda America Holdings, Inc.
767 Third Avenue, 8th Floor
New York, NY 10017
Tel: (212) 421-6954
Fax: (212) 355-5243
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of filing persons)

Copies to:

Bruce W. Raphael, Esq.
Matthew J. Gardella, Esq.
Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, Massachusetts 02199
Tel: (617) 239-0100
Fax: (617) 227-4420

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

    *
    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

THE FOLLOWING MATERIAL WAS MADE AVAILABLE ON THE CORPORATE INTRANET OF TAKEDA PHARMACEUTICAL COMPANY LIMITED ON APRIL 10, 2008.

QUESTIONS AND ANSWERS FOR TAKEDA EMPLOYEES

A.    CONTEXT AND PURPOSE

A1.  Who is Millennium Pharmaceuticals?

  Millennium is a leading biopharmaceutical company based in Cambridge, Massachusetts. Millennium has an innovation-driven discovery and development organization with an advancing pipeline of novel product candidates in oncology and inflammation. They currently market VELCADE® (bortezomib) for Injection, a novel, market-leading oncology product, and are developing a therapy for inflammatory bowel diseases, MLN0002, which is expected to enter Phase III clinical trials in late 2008/early 2009.

A2.  Why did Takeda acquire Millennium?

  Takeda aspires to be a truly global pharmaceutical company driven by cutting-edge research and strong products. In order to pursue this goal, a strong presence in oncology is needed, given the many unmet treatment needs of this therapeutic area.

  Takeda is pursuing this strategy by acquiring a strong, already on-market product in VELCADE, a growing and market-leading oncology product, as well as building a center of oncology for Takeda worldwide, responsible for setting global oncology strategy.

  Overall, the pairing of Takeda's existing capabilities and global infrastructure with Millennium's innovative therapies and oncology expertise will create a global R&D network capable of accelerating delivery of novel oncology products across diverse targets and platforms in order to benefit more oncology patients.

  Further, Takeda sees the Boston area as a strategic R&D site through which we can expand our research network activities.

A3.  How will this benefit Takeda?

  The acquisition of Millennium supports Takeda's vision of becoming a global leader in oncology with complementary research platforms, development and commercialization capabilities.

  Millennium greatly strengthens Takeda's global oncology portfolio, led by the market-leading product, VELCADE, and further enhances its pipeline with clinically differentiated, high-quality product candidates.

  Additional perceived benefits are that the agreement will:

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  Provide access to a fully-integrated oncology discovery, development and commercial platform with a seasoned management team and talented employee base;

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  Add VELCADE, a growing and market-leading oncology product with near-term worldwide blockbuster potential;

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  Supply access to Millennium's world-class drug discovery organization, including expertise in the novel research area of protein homeostasis;

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  Capitalize on Millennium's proven drug development capabilities and regulatory expertise, which brought VELCADE to market in record time;

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  Leverage Millennium's experienced sales force, established relationships with oncology thought leaders and highly-regarded marketing capabilities to launch future products; and

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  Expand Takeda's global pipeline in GI, adding a novel anti-a4b7 antibody for the treatment of IBD and an oral CCR9 inhibitor for the treatment of IBD.

A4.  What are the benefits to Millennium?

  Millennium has been successful in developing and commercializing innovative oncology therapies. With VELCADE, for example, they were able to move it from Phase 1 to market in 4.5 years. However, their lack of global scale has historically required a series of partnerships to effectively access global markets. In addition, their relative size among key oncology competitors and required level of R&D expenditures compared to revenue constrained their overall investment abilities.

A5.  How much did Takeda pay for Millennium?

  Takeda paid approximately $8.8 billion based on an offer of $25/share.

A6.  Is that an appropriate price?

  Yes. We believe Millennium is a high-quality asset given it has internally developed and commercialized a market-leading oncology product with near-term worldwide blockbuster potential. We also believe the Millennium commercial, R&D and discovery platforms have substantial value long-term value. Millennium has world-class drug discovery infrastructure, including expertise in the novel research area of protein homeostasis. In addition, the team has proven innovative capabilities to expedite drug development to commercialization.

A7.  How do you expect others in the industry to respond to this transaction?

  Takeda's focus is on continuing the momentum of our current business and the growth of our discovery, development, pipeline and commercial franchises. We cannot speculate on how our competitors are likely to react.

A8.  When is the planned completion of the acquisition?

  The transaction has been approved by the Boards of Directors of both companies. The merger will be complete following approval from the appropriate regulatory bodies and satisfaction of other customary conditions. It is expected to close during the second quarter of 2008.

B.    BUSINESS STRATEGY

B1.  How does the Millennium acquisition fit in to Takeda's business strategy?

  Takeda's acquisition of Millennium is an important step in enhancing Takeda's ability to become a global leader in oncology by delivering novel therapies that improve the standards of care for patients.

  Through Millennium's talented people, research and development expertise and commercial presence in this therapeutic area, we have the basis for continued global growth for years to come.

B2.  Did Takeda consider other oncology companies?

  As part of Takeda's ongoing exploration of the oncology space and, upon learning more about Millennium's mix of products, pipeline, leadership, and talent across discovery, development and commercialization functions and location, Takeda determined that this transaction would be ideal for both companies.

B3.  How does the Millennium acquisition relate to the TAP acquisition?

  The Millennium acquisition strengthens Takeda's overall U.S. presence, similar to acquiring TAP.

B4.  Takeda seems very focused on M&A activities; why is that?

  We have a diversified growth strategy, combining our strong organic growth with a complementary M&A strategy. We believe in the importance of both activities to preserve our current trajectory as one of the fastest-growing pharmaceutical company in the United States.

B5.  Are other deals on the way?

  Like other leading pharmaceutical companies, we are continually evaluating opportunities to expand our business. However, we have no further material transactions to announce at this time.

C.    RESEARCH AND DEVELOPMENT

C1.  What will Millennium's role be within the Takeda Group?

  Millennium will become a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, and will continue operations in Cambridge, Massachusetts, as a standalone business unit.

  The vision for Millennium is to become the center of oncology for Takeda worldwide, responsible for setting global oncology strategy. Transition teams will be launched to develop plans for how to achieve that vision. The actual process and transition will take time to determine, but the principles by which the transfer occurs will ensure Takeda's development programs continue to progress and we maintain strong partnerships.

C2.  How will this acquisition change the oncology development work done by TGRD?

  The vision is for Millennium to become the center of oncology for Takeda worldwide. Transition teams will be launched to develop plans for how to achieve that vision. The actual process and transition will take time to determine, but the principles by which the transfer occurs will ensure Takeda's development programs continue to progress and we maintain strong partnerships.

  For now, all of Takeda's current oncology programs will continue to be managed by their current teams and in their current respective locations. Furthermore, other Takeda agreements and partnerships in the area of oncology such as Affymax, Amgen and Cell Genesys will also continue to operate as they do today.

  In addition, the status of Millennium's current pipeline compounds outside of oncology will remain unchanged at this time, and Takeda and Millennium management will jointly determine how to maximize their value in the future.

C3.  Will Takeda oncology teams work directly with Millennium?

  Millennium's research organization will remain independent, along with the rest of the organization. There will be opportunities to collaborate with Millennium's research organization. However, before this can happen, we want to plan how Millennium and Takeda's research strategy will specifically align. At appropriate points, teams will be launched to do so.

D.    ORGANIZATION, REPORTING AND GOVERNANCE

D1.  Will Millennium change its name?

  The company's name will be Millennium Pharmaceuticals, Inc., a Takeda company. In terms of governance, Millennium will be a stand-alone business unit with substantial autonomy and will be responsible for its own P&L.

D2.  Who will lead Millennium following the transaction?

  The current CEO, Deborah Dunsire, M.D, will continue in her role at Millennium. We believe there is substantial value in retaining the key talent of the organization and establishing a presence in a biotech hub on the East Coast.

D3.  How will Millennium report into Takeda?

  The CEO of Millennium, Dr. Deborah Dunsire will report directly into the President of TPC, Yasuchika Hasegawa. Otherwise, all reporting relationships within Millennium will remain unchanged, although you can expect some interactions with your counterparts at Millennium.

D4.  Will Millennium stay in Massachusetts?

  Yes. The acquisition of Millennium creates a new Takeda center of innovation on the East Coast, joining other centers in San Diego, Cambridge UK and San Francisco. We will work to retain the key talent at Millennium, as well as to maintain culture and critical skills within the organization.

E.    HUMAN RESOURCES

E1.  Will there be any job losses at Takeda or Millennium with the acquisition?

  Takeda and Millennium both believe that people are its most valuable asset. Therefore, we hope to maximize retention at the time of the merger at Millennium. Takeda jobs should remain unaffected by this acquisition.

E2.  Where can I find out more information?

  For general information regarding the acquisition, please visit Horizon. To learn more about Millennium, you can also go to www.mlnm.com.

  The tender offer for the outstanding common stock of Millennium referred to in this document has not yet commenced. The solicitation and the offer to buy shares of Millennium's common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp., a wholly-owned subsidiary of Takeda America Holdings, Inc., intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that Millennium shareholders should read and carefully consider before making any decision with respect to the tender offer. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://.www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents may be obtained by directing such requests to the information agent specified in the tender offer materials. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at http://www.mlnm.com.